Full Year 2011 Results

MAXCOM REPORTS RESULTS FOR THE FULL

YEAR AND FOURTH QUARTER OF 2011

Mexico City, February 24, 2012. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended December 31, 2011.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos. Numbers may vary due to rounding.

Results | Full Year 2011

Financial Summary:

	4Q11	4Q10	Δ%	YE2011	YE2010	Δ%
Million Pesos
Revenues	600	639	(6%)	2,376	2,577	(8%)
EBITDA	203	174	17%	803	665	21%
EBITDA Margin	34%	27%		34%	26%
Adj. EBITDA	202	177	14%	806	669	20%
Adj. EBITDA Margin	34%	28%		34%	26%
Net Income	(203)	(974)	N.A	(536)	(1,185)	N.A

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, remained quasi flat when compared to the same period last year. The Company recorded RGU net disconnections of 1,100 during 2011.
•	Total company customer base increased by 2%, to reach 252,208 customers, in 2011 compared to 2010.
•	When compared to the same period last year, voice RGUs decreased by 3% to reach 362,246 active lines. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 18% to 104,295 in comparison to 88,331 in 2010.
•	The number of coin operated public phones totaled 37,769, decreasing by 8% when compared to the same period last year.
•	The entire mobile RGU base totaled 29,771 units which is 29% lesser than the number registered in 2010.
•	Pay TV number of RGUs increased by 13% to 56,151 units in comparison to 49,711 in 2010.
•	Residential RGUs per customer remained steady at 1.7 in 2011, without any change in a YoY basis.
•	Commercial RGUs per customer increased from 17.2 in 2010 to 19.2 in 2011, i.e. 12% YoY incremental change.

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Full Year 2011 Results

Operating Results

	4Q11	4Q10	Δ%
Residential Customers	248,627	243,584	2%
Voice	227,081	230,529	(1%)
Data	102,033	85,373	20%
Mobile	24,847	33,434	(26%)
TV	56,151	49,711	13%

Residential RGUs	424,121	417,756	2%
Voice	234,027	237,827	(2%)
Data	104,295	88,331	18%
Mobile	29,648	41,887	(29%)
TV	56,151	49,711	13%
RGU per Residential Customer	1.7	1.7

Commercial Customers	3,533	3,978	(11%)
Voice	3,238	3,696	(12%)
Data	1,407	1,467	(4%)
Mobile	26	33	(21%)
Other	176	176	0%

Commercial RGUs	67,826	68,600	(1%)
Voice	64,702	65,197	(1%)
Data	2,705	2,793	(3%)
Mobile	123	162	(24%)
Other	296	448	(34%)
RGU per Commercial Customer	19.2	17.2

Public Telephony RGUs	37,769	41,124	(8%)

Wholesale RGUs	25,748	29,084	(11%)

Total RGUs	555,464	556,564	0%

Voice RGUs	362,246	373,232	(3%)
Total Number of Customers	252,208	247,616	2%

Revenues

Maxcom total revenues for the year 2011 were Ps.2,376 million, those decreased 8% when compared to the Ps.2,577 million recorded in 2010. The following table is a breakdown of the sources of revenue for the Company.

	YE11		Weight %	YE10		Weight %	Δ%
Residential	Ps.	994	42%	Ps.	1,040	40%	(4%)
Commercial		608	26%		693	27%	(12%)
Public Telephony		233	10%		378	15%	(38%)
Wholesale		527	22%		453	18%	16%
Other Revenue		14	0%		13	0%	8%
Total	Ps.	2,376	100%	Ps.	2,577	100%	(8%)

2

Full Year 2011 Results

Total revenues for the fourth quarter of 2011 were Ps.600 million, decreased 6% when compared to Ps.639 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

	4Q11		Weight %	4Q10		Weight %	Δ%
Residential	Ps.	237	39%	Ps.	282	44%	(16%)
Commercial		152	25%		158	25%	(4%)
Public Telephony		53	9%		91	14%	(42%)
Wholesale		154	26%		104	16%	48%
Other Revenue		4	1%		4	1%	0%
Total	Ps.	600	100%	Ps.	639	100%	(6%)

Residential

Residential revenues represented 42% of the total revenues during 2011, compared with 40% in 2010. Revenues in the residential business segment reached Ps.994 million, a decrease of 4% or Ps.46 million in comparison to Ps.1,040 million recorded in 2010.

The Ps.46 million decrease in revenues was mainly the effect of lesser usage charges in voice by approximately Ps.68 million, which were partially offset by an increase of non-recurrent charges in voice, in addition of higher recurrent charges in data.

During the fourth quarter of 2011, revenues from the residential business totaled Ps.237 million, or a 16% decrease in comparison to the Ps.282 million registered in the same period 2010.

ARPU (average revenue per unit) for the residential business for 2011 was Ps.183 which is 17% less than the Ps.221 recorded in 2010.

Residential RGU per customer remained steady at 1.7 in 2011.

Commercial

Commercial revenues represented 26% of the total revenues during 2011, compared to 27% registered in 2010. Revenues in the Commercial Business reached Ps.608 million, a decrease of 12% in comparison to Ps.693 million recorded in 2010.

The 12% or Ps.85 million decrease in revenues during 2011 is mainly explained by a decrease in usage charges by Ps.86 million (stemming the most from CPP “Calling Party Pays” usage), which were partially offset by a Ps.13 million increase in recurrent charges in data.

During the fourth quarter of 2011, revenues from the commercial business totaled Ps.152 million, a 4% decrease in comparison to the Ps.158 million registered in the same period 2010.

ARPU of the commercial business for 2011 reached Ps.767 which is 1% lower than the Ps.772 recorded in 2010. In addition, RGU per commercial customer increased from 17.2 in 2010 to 19.2 in 2011.

Public Telephony

Public Telephony represented 10% of total revenues during 2011. Revenues in this business unit totaled Ps.233 million, a decrease of 38% when compared to Ps.378 million in 2010. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and mobile penetration. The ARPU for the year 2011 in Public Telephony was Ps.480, 37% lesser than the Ps.763 of 2010.

During the fourth quarter of 2011, revenues from the public telephony business totaled Ps.53 million, a 42% decrease in comparison to the Ps.91 million registered in the same period 2010.

Wholesale

In 2011, Wholesale revenues increased by 16% to reach Ps.527 million, in comparison to the Ps.453 million registered during the same period in the previous year. The increase in the Wholesale business revenues was mainly driven by higher traffic volume.

During the fourth quarter of 2011, revenues from the Wholesale business totaled Ps.154 million, a 48% increase in comparison to the Ps.104 million registered in the same period 2010.

Other Revenue

Other revenues contributed marginally and reached Ps.14 million, similar to the figure reported in 2010. For the fourth quarter of 2011, other revenues totaled Ps.4 million, similar to the Ps.4 million registered in the same period 2010.

Network Operation Cost

Network Operation Costs in 2011 decreased by 31% or Ps.352 million to reach Ps.770 million in comparison to Ps.1,122 million in 2010. This decrease was mainly due to a 35% or Ps.347 million decrease in network operating services. However, and partially offsetting this positive effect, public services increased by Ps.12 million.

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Full Year 2011 Results

The Ps.347 million decrease in network operating services was driven by lower:

1.	Calling party pays interconnection (CPP and CPPN) cost of Ps.232 million;
2.	Long distance interconnection cost of Ps.62 million; and,
3.	Circuit leases cost of Ps.39 million.

During the fourth quarter of 2011, network operation costs totaled Ps.169 million, a 38% decrease when compared to the Ps.272 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.803 million in 2011, 2% or Ps.12 million above the Ps.791 million reported in 2010. The Ps.12 million increase was mainly driven by higher external advisors and bad debt reserve costs. These increases were partially offset by a reduction in payroll expenses, and external commissions.

During the fourth quarter of 2011, SG&A expenses totaled Ps.228 million, 18% above the Ps.193 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2011 was Ps.803 million, an increase of 21% or Ps.138 million in comparison to Ps.665 million registered in 2010. EBITDA Margin was 34% during the period, which compares favorably to 26% in 2010. During the fourth quarter of 2011, EBITDA amounted to Ps.203 million, a 17% increase in comparison to Ps.174 million recorded in 2010. EBITDA margin for the fourth quarter of 2011 was 34%, higher than the 27% registered in the same period of 2010.

Adjusted EBITDA for 2011 was Ps.806 million, 20% higher than Ps.669 million registered in 2010. Adjusted EBITDA Margin was 34% during the year, higher than the 26% recorded in 2010. During the fourth quarter of 2011, Adjusted EBITDA amounted to Ps.202 million, a 14% increase in comparison to Ps.177 million recorded in the same period of 2010. Adjusted EBITDA margin for the fourth quarter of 2011 was 34%, higher than the 28% registered during the same period of 2010.

Operating Income

The Company recorded an operating income for 2011 of Ps.122 million in comparison to an operating loss of Ps.37 million for the same period of 2010. For the fourth quarter of 2011 the company reported an operating income of Ps.39 million, in comparison to an operating loss of Ps.2 million reported in the same period last year.

Depreciation charges during the quarter were Ps.164 million, a 7% decrease when compared to Ps.176 million reported during the same period of 2010.

Comprehensive Financial Result

During the year, the Company registered a comprehensive financial result of Ps.192 million, a Ps.76 million increase when compared to Ps.116 million in the same period of 2010.

	4Q11	4Q10	ΔPs.	YTD11	YTD10	ΔPs.
Interest Expense	85	75	10	310	314	(4)
Interest (Income)	(1)	0	(1)	(3)	(14)	11
Exchange Rate (Gain) Loss – Net	108	41	67	236	(67)	303
Total	192	116	76	543	233	310

The higher comprehensive financial result was mostly the outcome of an exchange rate loss of Ps.236 million when compared to an exchange rate gain of Ps.67 million registered in the same period last year due to the sharp depreciation of the Peso exchange rate that we observed in the 2S11, as a consequence of the turmoil in the international financial markets.

During the fourth quarter of 2011, comprehensive financial result for the Company reached Ps.192 million, compared to the Ps.116 million recorded in the same period of 2010.

Taxes

The Company recorded Ps.29 million of deferred income tax provisions during full 2011, and the same figure applied as of the 4Q11.

Net Income

The Company posted a net loss during 2011 of Ps.536 million, in comparison to a net loss of Ps.1,185 million reported in 2010. For the fourth quarter of 2011, the Company registered a net loss of Ps.203 million in comparison to the net loss of Ps.974 million recorded in the same period of 2010.

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Full Year 2011 Results

Liquidity and Capital Sources

Millions of Pesos	For the year ended 2011	For the year ended 2010
Resources from Operations and Working Capital	444	527
CAPEX	(414)	(723)
Free Cash Flow	30	(196)
Financing Activities	8	(416)
Cash and Cash Equivalents at the Start of the Period	375	987
Cash and Cash Equivalents at the End of the Period	413	375

Millions of Pesos	Quarter Ended December 31, 2011	Quarter Ended December 31, 2010
Resources from Operations and Working Capital	171	146
CAPEX	(133)	(224)
Free Cash Flow	38	(78)
Financing Activities	(69)	(166)
Cash and Cash Equivalents at the Start of the Period	444	619
Cash and Cash Equivalents at the End of the Period	413	375

Capital Expenditures

Capital Expenditures during the period totaled Ps.414 million, lower than the Ps.723 million recorded in 2010. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the fourth quarter of 2011, capital expenditures reached Ps.133 million, lower than the Ps.224 million recorded in the same period of 2010.

Indebtedness

At December 31, 2011 the Company reported its Indebtedness level at Ps.2,845 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.52 times and the Net Debt to EBITDA is at 3.01 times.

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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Full Year 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

Thousand of Mexican Pesos (''Ps.'')

	As of December 31,		As of December 31,
	2011		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps.	412,797	Ps.	375,224
		412,797		375,224
Accounts receivable:
Customers, net of allowance		654,740		714,661
Value added tax refundable		182,557		206,743
Other sundry debtors		79,738		67,720
		917,035		989,124

Inventory		8,895		25,678
Prepaid expenses		25,110		31,647
Total current assets		1,363,837		1,421,673

Frequency rights, net		40,799		47,282
Telephone network systems and equipment, net		4,113,315		4,391,993
Intangible assets, net		156,240		213,212
Financial instruments		83,981		8,402
Deposits		7,709		7,526
Deferred taxes		19,612		-
Prepaid expenses long term		-		6,881
Other assets		2,151		2,151

Total assets	Ps.	5,787,644	Ps.	6,099,120

LIABILITIES
CURRENT LIABILITIES:
Interest payable		14,372		12,705
Accounts payable and accrued expenses		250,848		379,930
Notes payable		2,975		1,693
Customers deposits		2,051		2,158
Payroll and other taxes payable		154,348		94,403
Total current liabilities		424,594		504,423

LONG-TERM LIABILITIES:
Senior notes		2,795,740		2,471,420
Notes payable		6,141		4,920
Other accounts payable		39,650		48,374
Deferred taxes		-		8,755
Pensions and post-retirement obligations		35,565		27,294
Other long term liabilities		26,901		43,408
Long Term Liabilities		2,903,997		2,604,171
Total liabilities	Ps.	3,328,591	Ps.	3,108,594

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		817,054		813,135
Accumulated deficit		(3,231,789)		(2,046,911)
Net profit (loss) for the period		(536,456)		(1,184,878)
Share repurchase program		-		(1,064)
Total shareholders' equity	Ps.	2,459,053	Ps.	2,990,526

Total liabitilies and equity	Ps.	5,787,644	Ps.	6,099,120

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Full Year 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,						12 months ended December 31,
	2011		%	2010		%	2011		%	2010		%

TOTAL REVENUES	Ps.	600,023	100%	Ps.	639,475	100%	Ps.	2,375,941	100%	Ps.	2,577,392	100%

Network operating services		144,254	24%		234,466	37%		642,428	27%		989,337	38%
Technical expenses		21,562	4%		34,605	5%		116,892	5%		118,830	5%
Installation expenses		2,889	0%		3,320	1%		10,937	0%		13,374	1%
Cost of network operation		168,705	28%		272,391	43%		770,257	32%		1,121,541	44%

GROSS PROFIT		431,318	72%		367,084	57%		1,605,684	68%		1,455,851	56%

Selling, general and administrative expenses		228,288	38%		192,983	30%		803,021	34%		791,142	31%

EBITDA		203,030	34%		174,101	27%		802,663	34%		664,709	26%

Depreciation and amortization		164,418			176,009			680,678			701,975

Operating income (loss)		38,612			(1,908)			121,985			(37,266)

Comprehensive (income) cost of financing:
Interest expense		84,987			75,262			310,178			314,412
Interest (income) loss, net		(1,354)			(336)			(2,748)			(13,957)
Exchange (income) loss, net		108,289			41,272			236,254			(66,983)
		191,922			116,198			543,684			233,472

Other (Income) Expense		66,848			25,047			120,001			65,686
Restructuring		-			49,088			11,890			66,721
Impairment		-			528,672			-			528,672

INCOME (LOSS) BEFORE TAXES		(220,158)			(720,913)			(553,590)			(931,817)

Taxes:
Income tax		11,726			13,982			11,726			13,982
Defered Income Tax		(28,860)			239,079			(28,860)			239,079
Total tax		(17,134)			253,061			(17,134)			253,061

NET INCOME (LOSS)	Ps.	(203,024)		Ps.	(973,974)		Ps.	(536,456)		Ps.	(1,184,878)

Adjusted EBITDA		202,145			176,701			805,761			668,964
% of revenue adjusted EBITDA		34%			28%			34%			26%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		812,882			833,556			812,882			833,556

Earnings per share basic		(0.26)			(1.23)			(0.68)			(1.50)
Earnings per share diluted		(0.25)			(1.17)			(0.66)			(1.42)

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Full Year 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Thousand of Mexican Pesos (''Ps.'')

	Capital stock		Additional paid-in capital		Deficit		Repurchase of shares		Total shareholders' equity

Balances as of December 31, 2009	Ps.	5,410,244	Ps.	808,566	Ps.	(2,046,911)	Ps.	(11,927)	Ps.	4,159,972

Stock option plan				4,569						4,569

Repurchase of shares								10,863		10,863

Comprehensive net loss						(1,184,878)				(1,184,878)

Balances as of December 31, 2010	Ps.	5,410,244	Ps.	813,135	Ps.	(3,231,789)	Ps.	(1,064)	Ps.	2,990,526

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Thousand of Mexican Pesos (''Ps.'')

		Capital stock		Additional paid-in capital		Deficit		Repurchase of shares		Total shareholders' equity

Balances as of December 31, 2010	Ps.	5,410,244	Ps.	813,135	Ps.	(3,231,789)	Ps.	(1,064)	Ps.	2,990,526

Stock option plan				3,919						3,919

Repurchase of shares								1,064		1,064

Comprehensive net loss						(536,456)				(536,456)

Balances as of December 31, 2011	Ps.	5,410,244	Ps.	817,054	Ps.	(3,768,245)	Ps.	-	Ps.	2,459,053

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Full Year 2011 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,				12 months ended December 31,
	2011		2010		2011		2010

Operating Activities:
Income before taxes	Ps.	(220,158)	Ps.	(720,913)	Ps.	(553,590)	Ps.	(931,817)

Items without cash flow		296,599		874,409		967,580		1,605,320
Cash flow from income/loss before taxes		76,441		153,496		413,990		673,503

Cash flow from:
Accounts receivables		119,893		65,488		59,921		(18,104)
Inventory		2,613		(6,556)		16,784		(9,304)
Accounts payables		(74,036)		(74,997)		(129,082)		(151,777)
Other assets and liabilities		57,816		22,451		94,188		46,590
Income taxes		(11,726)		(13,982)		(11,726)		(13,982)
Cash flow from operation activities		94,559		(7,596)		30,084		(146,577)

Net cash flow from operating activities		171,000		145,900		444,073		526,926

Cash flow from:
Telephone network systems and equipment, net		(110,318)		(199,108)		(324,081)		(622,864)
Other intangible assets		(22,500)		(25,000)		(90,000)		(100,000)
Cash flow from capital expeditures		(132,818)		(224,108)		(414,081)		(722,864)

Cash in excess/(required) to be used in financing activities		38,182		(78,208)		29,992		(195,937)

Cash flow from :
Senior notes		111,400		(28,800)		324,320		(140,320)
Vendor financing		65		2,647		(661)		6,613
Additional paid in capital		(5,256)		135		3,918		4,569
Other financing activities		(175,707)		(139,867)		(319,997)		(287,044)
Cash flow from financing activities		(69,497)		(165,885)		7,581		(416,182)

Increase (decrease) in cash and temporary investments		(31,316)		(244,093)		37,573		(612,119)

Cash and cash equivalents at beginning of the period		444,112		619,317		375,224		987,343
Cash and cash equivalents at the end of the period	Ps.	412,797	Ps.	375,224	Ps.	412,797	Ps.	375,224

9